Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 3, 2011

BAYTEX ENERGY CORP. TO PRESENT AT THE MONEYSHOW LAS VEGAS 2011

CALGARY, ALBERTA (May 3, 2011) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce that it will participate in the Moneyshow Las Vegas 2011.  On Tuesday, May 10, 2011 at 4:15pm PDT (5:15pm MDT), Brian Ector, Director of Investor Relations, will participate in the “Canadian Natural Resource Companies” panel discussion.  On Wednesday, May 11, 2011 at 3:15pm PDT (4:15pm MDT), Mr. Ector will deliver a Baytex corporate presentation.

Presentation slides for the Baytex corporate presentation and a link to both of the webcasts will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentations. The archived webcasts of the presentations can also be accessed via the following URL for six months following the presentations:

http://www.moneyshow.com/video/webcasts.asp?prmShow=&prmCompanyID=10858&scode=022748

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer Derek Aylesworth, Chief Financial Officer Brian Ector, Director, Investor Relations	Telephone: (587) 952-3100 Telephone: (587) 952-3120 Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca